UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from <> to <>

Commission file number: 0-20167

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Mackinac Financial Corporation 401(k) Plan

B.           Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Mackinac Financial Corporation

130 South Cedar Street

Manistique, MI  49854

Mackinac Financial Corporation 401(k) Plan

Financial Report

December 31, 2019

Mackinac Financial Corporation 401(k) Plan

Mackinac Financial Corporation 401(k) Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
Mackinac Financial Corporation 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Mackinac Financial Corporation 401(k) Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2019 and 2018, and the changes in its net assets for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

The Plan’s management is responsible for these financial statements.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC

We have served as the Plan’s auditor since 2005.

Auburn Hills, Michigan

June 25, 2020

Mackinac Financial Corporation 401(k) Plan

Statement of Net Assets Available for Benefits

	December 31,	December 31,
	2019	2018
Assets
Cash	$—	$1,260
Participant-directed investments, at fair value
Mutual funds	14,281,942	—
Pooled separate accounts	—	12,325,917
Mackinac Financial Corporation stock	1,315,419	1,051,746
Money market fund	150	—
Common collective trust fund	5	—
Total participant-directed investments at fair value	15,597,516	13,378,923

Participant notes receivable	468,587	465,619
Employer contributions receivable	335,245	388,977
Dividend receivable	10,548	9,232

Net assets available for benefits	$16,411,896	$14,242,751

See Notes to Financial Statements

Mackinac Financial Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2019

Additions to net assets
Contributions:
Employee	$1,008,185
Employer	335,245
Rollovers	38,380

Total contributions	1,381,810

Net realized and unrealized gains on investments	2,888,708
Interest on participant notes receivable	24,580
Total additions	4,295,098

Deductions from net assets
Benefits paid directly to participants or beneficiaries	(2,108,146)
Fees paid by the plan	(17,807)

Net increase	2,169,145

Net assets available for benefits
Beginning of year	14,242,751
End of year	$16,411,896

See Notes to Financial Statements

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2019 and 2018

Note 1 - Plan Description

The following description of the Mackinac Financial Corporation 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all employees of Mackinac Financial Corporation (the “Corporation”) who have completed three months of service and are age 18 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Participants may elect to have up to 80 percent of their annual compensation contributed on their behalf as an elective deferral.  Participants may also make contributions to the Plan in the form of a rollover of funds from another qualified plan.

Mackinac Financial Corporation may make a matching contribution equal to a discretionary percentage of the amount of each participant’s elective deferral, which is determined by the Plan Sponsor annually.  Participants that achieve 1,000 hours of service during the plan year and are employed at the Corporation on the last day of the plan year are eligible for the matching contribution.  For the year ended December 31, 2019, the board of directors elected to contribute, as a matching contribution, 100 percent of the participant’s contribution not to exceed 3 percent of the participant’s eligible compensation.  The Corporation has the option of making an additional discretionary contribution based on compensation which is determined by its board of directors.  There were no additional discretionary contributions made in 2019.

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2019 and 2018

Note 1 - Plan Description (continued)

Investment Options — Amounts contributed through employee contributions are deducted from gross wages for each payroll and amounts contributed through employer matching contributions are calculated annually and are remitted subsequent to the Plan year-end.  All contributions are deposited with the Plan’s current investment custodian.  Participants may direct the investment of their contributions and the Corporation’s contributions into one or more formal investment options offered by the Plan.  Fidelity Management Trust Company (“Fidelity”) currently serves as trustee for Plan investments.  If a participant does not direct the investment of contributions, they will be invested in the age-appropriate target date fund.  Participants may change their deferral percentage and investment direction at any time.

During 2019, Mackinac Financial Corporation changed the plan custodian and trustee for the plan investments to Fidelity.  As such, the investment options available changed, including the elimination of the ability to allocate funds to the investment in Corporation stock.  Investment options were also streamlined, with a reduction in the number of options available.

Participant Accounts - Each participant’s account is credited with the participant’s contributions, allocations of the Corporation’s contributions and plan earnings and charged with an allocation of administrative expenses.  Allocations are based on participants’ compensation or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are immediately 100 percent vested in employee salary and rollover contributions and any income or loss thereon. Vesting in the Corporation’s discretionary contribution portion of their accounts, plus actual earnings thereon, is based on years of service.  For vesting purposes, a year of service is defined as a plan year during which an employee has been credited with at least 1,000 hours of service.  Participants vest in the Corporation’s contributions 100 percent after three years of service.

Participant Notes Receivable - Participants may borrow from their accounts subject to certain maximum and minimum amounts as prescribed in the Plan and in the Internal Revenue Code (IRC).  Participant notes receivable are collateralized by the participant’s account balance and bear interest at a rate charged for similar loans by lending institutions as determined by the Plan administrator.

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2019 and 2018

Note 1 - Plan Description (continued)

Benefit Payments - Upon termination of employment, the participant or, in the case of death, the surviving spouse can elect to receive the participant’s account balance in a single lump sum or in various installment annuities.  If the account is invested in Corporation stock, the participant may elect to receive an “in kind” distribution of whole shares. Participants may elect to receive a taxable distribution of any dividends paid on Corporation stock.

Hardship Withdrawals - Participants may request that all or a portion of their account be distributed in the case of severe financial hardship, as defined in the Plan document.  The Corporation must approve any such hardship withdrawals.

Forfeitures - If a participant is not fully vested on his or her termination date, the non-vested amount of the account is forfeited.  Forfeitures are used to reduce future employer contributions or to pay administrative expenses of the Plan.

Termination - While it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the plan agreement and ERISA.  Upon termination of the Plan, participants become 100 percent vested in their account balances.

Party-in-interest Transactions - Certain Plan assets are or were in investment funds managed by Fidelity, John Hancock Life Insurance Company (“John Hancock”), or their affiliates.  Fidelity is the current custodian, and John Hancock was previously a custodian of the Plan; therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.  As Mackinac Financial Corporation is the Plan sponsor, these transactions, as well as the Corporation’s payment of certain expenses of the Plan, qualified as party-in-interest transactions as defined under ERISA guidelines.  During the year ended December 31, 2019, the Plan made purchases of $35,154 and sales of $56,775, of Mackinac Financial Corporation stock on behalf of its participants.  Effective July 1, 2019, there are no further purchases of Corporation stock permitted.

Voting Rights - Each participant is entitled to exercise voting rights attributable to the shares of Corporation stock that have previously been allocated to his or her account.  The Plan trustee is required to vote shares of common stock that have been allocated to participants but for which the trustee received no voting instructions in the same manner and in the same proportion as the shares for which the Plan trustee received timely voting instructions.

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2019 and 2018

Note 2 - Summary of Significant Accounting Policies

Participant Notes Receivable — Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest.  Participant notes receivable are written off when deemed uncollectible.

Benefit Payments — Benefit distributions are recorded when paid.

Administrative Expenses - Various administrative costs are paid by the Corporation and were negligible in 2019.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 3 - Tax Status

The Plan, as adopted, is a volume submitter plan, which does not require an application for a determination letter from the Internal Revenue Service (IRS).  The volume submitter plan received a favorable notification letter from the IRS.  The Plan has not individually sought its own determination letter.    Although the Plan has been amended since receiving the determination letter, management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  The Plan administrator believes the Plan is no longer subject to tax examinations for years prior to 2016.

Note 4 — Employer Contribution

For the 2019 plan year, Mackinac Financial Corporation made an employer matching contribution to the Plan of $335,245.  The balance was a receivable for the Plan as of December 31, 2019 and was paid by the Corporation in February of 2020.  Mackinac Financial Corporation utilizes plan forfeitures toward the total contribution to the Plan.  For 2019, the amount utilized was $43,933.  The Plan had a balance of $388,977 as a receivable as of December 31, 2018 and was paid by the Corporation in February of 2019.

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2019 and 2018

Note 5 — Fair Value

Accounting standards require certain assets be reported at fair value on the financial statements and provides a framework for establishing that fair value.  The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

Level 1 - In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Plan has the ability to access.

Level 2 - Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly.  These Level 2 inputs include quoted prices for similar assets in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 - Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.  These level 3 fair value measurements are based primarily on management’s own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

The following valuation methodologies have been used to value the Plan’s investments:

Mutual Funds

Mutual funds are valued at quoted prices reported in active markets.

Money Market Fund

The money market fund is valued at the outstanding balance, which is the best estimate of fair value.

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2019 and 2018

Common Collective Trust Fund

The common collective trust fund is valued at net asset value per share (NAV) or its equivalent of the fund, which is based on the fair value of the fund’s underlying assets.  There are no redemption restrictions or unfunded commitments on this investment.

Corporation Stock

Corporation stock is valued at fair value based on quoted market prices.

Pooled Separate Accounts

The pooled separate accounts are valued at net asset value per share, or its equivalent of the funds, which are based on the fair value of the funds’ underlying assets.  There are no redemption restrictions or unfunded commitments on these investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2019 and 2018

Note 5 — Fair Value (continued)

The following tables represent the balances of the Plan’s financial assets that were measured at fair value on a recurring basis as of December 31, 2019 and 2018:

	Assets at Fair Value, as of December 31, 2019
	Investments
	(at Fair Value)	Level 1	Level 2
Mackinac Financial Corporation stock (5)	$1,315,419	$1,315,419	$—
Mutual funds	14,281,942	14,281,942	—
Money market fund	150	—	150
Investments measured at net asset value - Common collective trust fund	5	—	—
Total investments at fair value	$15,597,516	$15,597,361	$150

	Assets at Fair Value, as of December 31, 2018
	Investments
	(at Fair Value)	Level 1
Mackinac Financial Corporation stock (5)	$1,051,746	$1,051,746

Investments measured at net asset value - Pooled separate accounts
Stable value fund (4)	414,821	—
Balanced asset funds (1)	10,402,508	—
Equity funds (2)	1,032,175	—
International funds (2)	154,622	—
Sector funds (2)	177,573	—
Fixed income funds (3)	94,803	—
Hybrid funds (3)	49,415	—
Total pooled separate accounts	$12,325,917	$1,051,746

Total investments, at fair value	$13,377,663

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2019 and 2018

Note 5 — Fair Value (continued)

(1) This class represents investments in actively managed pooled separate account funds that invests primarily in both equity and debt securities.  The investments may include pooled separate accounts, common stock, corporate bonds, interest rate swaps, options and futures.

(2) This class represents investments in actively managed pooled separate account funds that invests primarily in equity securities which may include pooled separate accounts, common stocks, options and futures.

(3) This class represents investments in actively managed pooled separate account funds with investments in a variety of fixed income investments which may include pooled separate accounts, corporate bonds, both U.S. and non-U.S. municipal securities, interest rate swaps, options and futures.

(4) This class represents an investment in an actively managed pooled separate account that invests in a collective investment trust that invests primarily in corporate bonds, both U.S. and non-U.S., municipal securities and wrapper contracts.

(5) At December 31, 2019, the Plan held 75,339 shares of Corporation stock with a fair value of $1.315 million and a cost basis of $.912 million.  At

December 31, 2018, the Plan held 77,051 shares of Corporation stock with a fair value of $1.052 million and cost basis of $.877 million.

Note 6 — Subsequent Events

On March 11, 2020, the World Health Organization declared the global outbreak of COVID-19 a pandemic.  Subsequent to that, The United States of America declared a National Emergency due to the pandemic on March 13, 2020.  No revisions were made to the financial results as of December 31, 2019.  As the situation is evolving at an extremely rapid pace, the duration and impact of COVID-19 is uncertain at this time as it relates to the financial results of the Plan in future periods.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was passed by Congress.  The CARES Act provides immediate and temporary relief for retirement plan sponsors and their participants with respect to employer contributions, distributions and participant loans.  The provision of the CARES Act may be effective and operationalized immediately, prior to amending the plan document.  Plan management has adopted the provision allowing an increase to the maximum loan limit for qualified participants to the lesser of 100% of the participant’s vested account balance or $100,000.

Mackinac Financial Corporation 401(k) Plan

Schedule of Assets Held at End of Year

Form 5500, Schedule H, Line 4i

EIN 38-2062816, Plan No. 004

December 31, 2019

Identity of Issuer	Description of Investment	Cost	Current Value

	Mutual Funds:
Fidelity	John Hancock Funds II Multimanager Lifestyle Balanced Portfolio	*	2,206,517
	John Hancock Funds II Multimanager Lifestyle Growth Portfolio	*	1,766,683
	American Funds 2025 Target Fund	*	1,690,195
	American Funds 2045 Target Fund	*	1,070,494
	American Funds 2030 Target Fund	*	952,770
	American Funds 2040 Target Fund	*	914,444
	John Hancock Funds II Multimanager Lifestyle Agressive Portfolio	*	837,600
	American Funds 2035 Target Fund	*	625,634
	American Funds U.S. Government Securities	*	422,323
	American Funds 2020 Target Fund	*	400,442
	Fidelity 500 Index Fund	*	368,214
	T. Rowe Price Dividend Growth Fund	*	336,813
	John Hancock Funds II Multimanager Lifestyle Moderate Portfolio	*	327,344
	American Funds 2050 Target Fund	*	266,076
	Fidelity Blue Chip Growth	*	255,838
	Columbia Dividend Income Fund	*	223,377
	ClearBridge Large Cap Growth Fund	*	108,633
	Fidelity Mid Cap Index Fund	*	99,908
	DFA Golbal Equity Portfolio	*	91,606
	American Funds American Balanced Fund	*	84,715
	JPMorgan Equity Income Fund	*	82,467
	DFA Inflation-Protected Securities Portfolio	*	80,614
	John Hancock Funds II Multimanager Lifestyle Conservative Portfolio	*	78,334
	American Funds 2055 Target Fund	*	71,157
	The Hartford MidCap Fund	*	64,306
	John Hancock Regional Bank Fund	*	63,575
	Undiscovered Managers Behavioral Value Fund	*	62,926
	Fidelity International Index Fund	*	60,190
	American Funds 2060 Target Fund	*	59,703
	American Century Emerging Markets Fund	*	57,334
	iShares Russell 2000 Small-Cap Index Fund	*	51,943
	MFS Mid Cap Growth Fund	*	48,435
	BlackRock High Yield Bond Portfolio Institutional Shares	*	47,222
	Thrivent Mid Cap Stock Fund	*	45,129
	Janus Henderson Balanced Fund	*	44,724
	American Funds New Perspective Fund	*	37,425
	Franklin Utilities Fund	*	34,100
	American Funds 2015 Target Fund	*	30,852
	BlackRock Health Sciences Opportunities Portfolio	*	28,014
	BlackRock Total Return Fund	*	26,043
	Janus Henderson Triton Fund	*	25,191
	Columbia Overseas Value Fund	*	23,008
	T. Rowe Price Science and Technology Fund	*	21,422
	Federated Kaufmann Small Cap Fund	*	21,122
	Fidelity Select Energy Portfolio	*	19,075
	Invesco Real Estate Fund	*	18,493
	American Century Mid Cap Value Fund	*	10,618
	American Funds EuroPacific Growth Fund	*	8,954
	Wells Fargo Special Small Cap Value Fund	*	3,058
	AB Global Bond Fund	*	3,013
	Harbor Small Cap Value Fund	*	1,650

Schedule 1

1

Identity of Issuer	Description of Investment	Cost	Current Value
	American Funds New World Fund	*	1,108
	Fidelity Select Materials Portfolio	*	614
	Fidelity U.S. Bond Index Fund	*	219
	Invesco Oppenheimer Gold & Special Minerals Fund	*	196
	MFS Mid Cap Value Fund	*	75
	DFA Commodity Strategy Portfolio	*	5
	Fidelity New Markets Income Fund	*	2

Fidelity	Money Market Fund- Fidelity Government Money Market	*	150
Fidelity	Common Collective Trust Fund- Putnum Stable Value Fund	*	5
Mackinac Financial Corporation	Corporation Stock- Mackinac Financial Corporation	*	1,315,419
Participants	Participant notes receivable bearing interest ranging from 4.25% to 6.50%	—	468,587

	Total		$16,066,103

*Cost information not required

2

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Mackinac Financial Corporation 401(k) Plan

Date: June 26, 2020	By:	/s/ Jesse A. Deering
	Name:	Jesse A. Deering
	Title:	Executive Vice President, Chief Financial Officer

Mackinac Financial Corporation

Exhibit Index

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm